COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID #47.508.411/0001-56

NOTICE TO DEBENTURE HOLDERS
(4th DEBENTURE ISSUANCE)

Companhia Brasileira de Distribuição, as the Issuer of this issuance, announces to debenture holders that, due to the expiration of this issuance on 08.31.2005, in compliance with item 4.4 of the Issuance Indenture, on 08.31.2005, it will carry out the payment of 33.4% over the Unit Nominal Value of each debenture, referring to the amortization of the principal value of the 4th issuance of debentures, added to the interest related to the period between 09/01/2004 and 08/31/2005.

Debenture holders’ credits will be available in the account informed to Banco Itaú S/A, the debenture bookkeeping agency.

Sao Paulo, August 29, 2005.

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Av. Brigadeiro Luiz Antonio, 3142, Jardim Paulista
Sao Paulo - SP